August 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Brian Fetterolf

Re:	Montrose Environmental Group, Inc.

Registration Statement on Form S-3 (File No. 333-258732)

Dear Mr. Fetterolf:

Montrose Environmental Group, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-258732) (the “Registration Statement”) be accelerated and that it be declared effective August 20, 2021 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Nasym Afsari

Nasym Afsari

General Counsel and Secretary

cc:	Peter Wardle, Gibson, Dunn & Crutcher LLP